

Bespoke Concierge Medicine. On Demand.

INVEST IN **HLTHI**

Uber for telehealth

hlthi.life   Brandon, FL

Highlights

1. Founded by Physicians

2. Gross margins exceed 65%, with scalable cost structure and low CAC

3. 100% cash-pay model — no insurance billing, no hidden fees, just simple, transparent pricing

4. $270B+ U.S. telehealth market focus on the fastest-growing segment: DTC,

no-insurance care

5 Tech platform, AI-driven triage, future partnerships with pharmacies and employers

6 Serving patients in all states

7 Already Generating Revenue

Featured Investor



Christopher M Powell
Syndicate Lead

Follow

Invested $80,000

Andres Valentin, Co-Founder | CEO

"The global telehealth market is projected to grow substantially in the next decade. The momentum gained from the Covid pandemic pertaining to patients, providers, and insurers comfortability with telemedicine. The cost efficiency for both the provider and patient make HLTHI standout from other competitors in the market. The scalability and tech leverage offered by the platform designed by its creator. The strategic acquisition price and strong exit potential. Last but not least, the men who started this company are strong minded, hard working, and care about the success of the company."

Our Team



Sujay Kamisetty   Co-Founder | Chief Medical Officer

Cardiology Fellow | Chief Resident Officer U.S Veteran Affairs Hospital | M.D. | Background in Computer Information Systems



Andres Valentin   Co-Founder | Chief Executive Officer

Software Engineer | Hand Built HLTHi Code | Software Director For Growth of $50 Million to $300 Million+

Rebuilding Healthcare the Way It Was Meant to Be Practiced — By Doctors, For Everyone.

HLTHi is building the future of telemedicine—one where licensed physicians can log on, see patients instantly, and get paid without insurance or administrative overhead. Co-founded by Dr. Sujay Kamisetty, a physician-engineer frustrated by the outdated healthcare system, and Giovanni Valentin, a seasoned platform builder, HLTHi is a revenue-generating, nationwide platform that's already transforming care access for patients and income flexibility for doctors.

We launched without a dollar of outside capital—bootstrapping $800,000 ($25k cash + documented sweat-equity) to build our MVP, achieve nationwide compliance, and generate early revenue. Since April 2025, we've reached over 682,000 people through paid ads, with a CAC under $35. Our provider platform launched in May, onboarding 26 paying providers in June alone, with a waitlist of 1,200+ doctors ready to join. On the patient side, we've grown to nearly 200 monthly subscribers, with average visit volume of 45 per month—proving demand, retention, and unit economics.

HLTHi's model is capital-efficient by design: zero fixed clinical payroll, high-margin subscription revenue, and nationwide scalability. We've already de-risked the platform—now we're raising $5M ($1.2M through Wefunder) to scale what's working. Funds will be used to grow our provider base, increase patient acquisition, enhance the platform, and stay ahead of compliance.

This isn't a concept—it's a live, functioning platform with patients, providers, and revenue. We're inviting investors to join us before a potential Series A markup, while we build what we believe will be the most efficient, doctor-led telehealth network in America.

Investments start at just $100. This is your chance to own a stake in HLTHi—while we're still early, fast-moving, and undervalued. Join us in building the future of healthcare: more efficient, more human, and finally doctor-led.

 **HLTHi**

HLTHi is the *Uber* model of telehealth — doctors choose when to log on, and patients get seen in minutes.

We're Live & Accepting Patients. Scan QR Code





"On my bachelor trip, I got a painful infection. No urgent care. Hospitals were closed or $1,000 out-of-network. A shady telehealth site took $500, ghosted me for 8 hours, and nearly cost me my leg.

With HLTHi, I would've been seen by a licensed provider in minutes — for less than the cost of my copay."

 Gio Valentin, CEO – Co-Founder of **HLTHi**

"During my residency, I lived on near-poverty wages — like every young doctor. And yet, there was no way for me to just log on and see patients to earn fair pay. Every opportunity either required a $500K investment in licensing and infrastructure... or wasn't built with real doctors in mind.

That's when I called Gio. I said: 'What if there was an Uber-like platform for licensed physicians to work when they want, earn real income, and treat patients who need it now?'

That's HLTHi. And I became the first doctor on the platform — 40 patients later, I knew it worked."

 Dr. Sujay Rao Kamisetty, MD, CMO – Co-Founder of **HLTHi**

What Makes Us Different From Other Telehealth Platforms?

 **HLTHi**

- **No Insurance, No Middlemen:** HLTHi operates entirely outside of traditional insurance models—patients pay directly, providers get paid instantly. This eliminates billing friction, slashes overhead, and unlocks national scalability with lean ops.

- **Doctor-Built, Tech-Powered:** Designed by physicians and engineers from the ground up, HLTHi blends clinical intuition with automation—offering a platform where providers work on their terms and patients access care in minutes, not days.

- **Nationwide, Subscription-Driven Growth:** With flexible per-visit and subscription options, HLTHi's direct-to-consumer model captures lifetime value like Netflix for healthcare—scalable, predictable, and primed for explosive user retention.

"HLTHi is your chance to own the future of healthcare—no insurers, no friction, just pure margin and massive scale."

Already Moving — Without a Dollar of Outside Capital.

 **HLTHi**

- **$125K bootstrapped → MVP built + first revenue** — capital-efficient, founder-led execution.

- **Platform built for scale** — 100x growth-ready with no code rewrite needed.

- **Provider network live** — 35+ licensed clinicians across 20+ states and growing.

- **Real patients, real traction** — 1,000+ telehealth interactions during beta; compliant in all 50 states.

"Built. Launched. Generating Revenue — all bootstrapped."

Built by the People Who Know What's Broken — and How to Fix It.



- **Dr. Sujay Rao Kamisetty, MD – CMO**
  - Licensed physician with a computer science background.
  - Trained in Internal Medicine & Cardiology (UF).
  - Led Quality & Safety at the VA as Chief Resident.
  - Bridges clinical ops with cloud-native technical fluency.



- **Andres Giovanni Valentin ("Gio") – CEO**
  - Software engineer & enterprise platform scaler.
  - Previously grew ops from $10M to $250M revenue.
  - Bootstrapped HLTHi with $125K personal capital.
  - Built HLTHi's AI-driven, revenue-generating platform from scratch.



Business Model – It's really that simple



- **Providers pay monthly access fees. - ~$200/mo**

- **Patients pay per-visit fee and subscription fees. - ~$50/visit**

- *Future:*
  - *B2B partnerships with employers*
  - *Physician License/Compliance Management*

"Every provider we onboard pays us — and brings their patients with them."

The problem with the platforms you know...



- **Legacy giants are bleeding** — Teladoc, Ro, and Amazon One face rising churn and shrinking margins.

- **CAC is crushing them** — Customer acquisition costs are skyrocketing, killing efficiency at scale.

- **UX is stuck in 2012** — Clunky platforms and slow innovation leave both patients and providers frustrated.



Compare CAC

"While others pay $798 to acquire a user, we do it for $10 — and keep them."

Why We Are Asking You For Money & How Much



Seeding Round Allocations

- Clinical Operations: **$1.04 Million**
- Patient Acquisition: **$1.2 Million**
- On-Going Tech Development: **$1.5**
- Compliance & Legal: **$700k**
- Rainy Day Fund: **$400k**
- Founders' Recapitalization: **$130k**
- Wefunder Fee 7.9%: ≤ **$105k**
- **Asking: $5M**

Projected Annual Results

- 1000 Providers x $200 x 12 mo. = **$2.4M**
- 57,000 Patients x $52 x 12 mo. = **$36M**

Year	Growth	Revenue
2026	3x	115.2M
2027	3x	345.6M
2028	2x	691.2M
2029	2x	1.4B

These are projections and cannot be guaranteed.

Currently, we have 36 providers and 1,500 patients.

We're Raising $5M to Build the Future of Telemedicine.



Item	Detail
Raise Size	$5,000,000
Instrument	Y Combinator Post-Money SAFE
Valuation Cap	**$30,000,000 (post-money)**

Discount	20%
Equity Allocation	~16.33% (capped for this round, part of 49% total)
Pro-Rata Rights	Included — capped within total 49% investor equity cap
Use of Funds	12–14 months runway: growth, licensing, provider ops, buffer

These are projections and cannot be guaranteed.

Risk & Key Considerations.



- **$30M post-money SAFE with 20% discount.**
  - Up to $5M available. Minimum investment: $100. Open to a lead investor or strategic backer.

- **We operate in a regulated healthcare space with inherent compliance, licensure, and execution risks.**
  - Changes in laws, scaling too fast, or provider-side disruption could impact growth, cost, or service quality.

- **We rely on provider satisfaction, cash-pay patients, and strong infrastructure to scale.**
  - If market demand shifts, trust is lost, or incumbents adapt quickly, our model could face pressure.

SAFE: Simple Agreement for Future Equity. Converts to Preferred Stock in next priced round (e.g. Series A).

These are projections and cannot be guaranteed.

We've Built the Engine. Now We're Scaling the Revolution.
The edge your portfolio needs in the future of healthcare.

- HLTHi isn't a pitch — it's already a working platform, with providers and revenue.
- We've de-risked the model, bootstrapped the launch, and proven our CAC advantage.
- This is your entry point before market absorption, Series A markup, and outsized returns.

OUR PARTNERS

stripe Connect · Quest Diagnostics · HIPAA COMPLIANT · OYSTEHR · LegitScript

Equity Discipline by Design — Founder-Aligned, Investor-Smart.



•**SAFE Discount:** 20%

Post-money (custom per round)

Equity Allocation Overview

Round	Valuation	Equity Allocated	Status
Seed Round	$30M	16.33%	Raising now (POST-MONEY SAFE)
Series A	TBD	16.33%	Reserved
Series B	TBD	16.33%	Reserved (if needed)
Total Sold	-	**49% Max**	Hard-capped
Founders	-	**≥ 51%**	Retained

"We've mapped every dollar to value — and every round to controlled, capped dilution."